FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                         For the month of October 2004

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F[_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

     On October 17, 2004, the Registrant announced that Israeli fabless companies represent fifth of its revenues. Attached hereto as Exhibit 99.1 is a copy of the press release.

     On October 21, 2004, the Registrant announced its financial results for the three and nine month periods ended September 30, 2004. Attached hereto as
Exhibit 99.2 is the press release relating to such announcement and attached hereto as Exhibit 99.3 are the Registrant's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2004.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.

Date: October 21, 2004                               By: /s/ Tamar Cohen
                                                     -------------------
                                                     Tamar Cohen
                                                     Corporate Secretary

                                                                    EXHIBIT 99.1

                 TOWER SEMICONDUCTOR: ISRAELI FABLESS REPRESENT
                             FIFTH OF OUR REVENUES

             TOWER IS HOSTING THE SECOND ISRAELI FABLESS CONFERENCE

MIGDAL HAEMEK, ISRAEL - OCTOBER 17, 2004 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM) today announced that Israeli Fabless companies represent fifth of its revenues. Tower will host the Israeli Fabless conference on Wednesday, October 20, 2004 at the Daniel Hotel in Herzelia, Israel. Aimed towards strengthening the cooperation amongst Israeli fables companies, the conference is expected to host representatives from 40 companies.

Tower conducts extensive relations with the Israeli semiconductor industry and has further increased the number of local customers since the commencement of operation of its new fabrication facility, Fab 2. At the conference, Tower will present its capabilities and plans for 0.13-micron manufacturing, and offer networking opportunities and technical sessions of common interest to the members of the growing Israeli Fabless community. In addition, Tower will present its design to production advanced customer services, its wide IP offering and cooperation with the industry's leading vendors.

"We are pleased to host this conference for the second time and provide a forum for fruitful discussions among our customers, potential customers, strategic partners and providers of the semiconductor industry," said Carmel Vernia, chairman and chief executive officer of Tower. "Tower views its Israeli customers an important, strategic target and will continue to act towards strengthening the relations with the local industry, as well as providing them with the highest quality and service."

"Being the sole foundry in Israel, Tower has an important role in promoting the local semiconductor industry at the global market, by increasing the Israeli capabilities, development and offering, while reducing costs and time-to-market," said Ephie Koltin, Regional Marketing Manager in Tower. "In last year's conference we presented Tower's 0.18-micron manufacturing plans, and now we are proud to show success stories in 0.18-micron and production plans for our next technology generations."

For additional information and registration, please contact Iris Hirsch, Marcom Manager - Israel, at Tower, phone: +972-4-6506191, e-mail: irishir@towersemi.com

                                     -MORE-

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor LTD. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology. When fully equipped, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

SAFE HARBOR

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS AND UNCERTAINTIES ASSOCIATED WITH: (I) THE COMPLETION OF THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF PRODUCTION IN FAB 2, (II) HAVING SUFFICIENT FUNDS TO COMPLETE THE FAB 2 PROJECT, (III) THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC OVERCAPACITY, (IV) OPERATING OUR FACILITIES AT SATISFACTORY UTILIZATION RATES,
(V) THE AFFECT THAT OUR EXPECTED DECREASE IN SALES IN COMING QUARTERS WILL HAVE ON OUR ABILITY TO MEET OUR COVENANTS IN OUR AMENDED FACILITY AGREEMENT, WHICH WE CURRENTLY FORECAST WE WILL NOT MEET IN THE NEXT SEVERAL QUARTERS, (VI) OUR ABILITY TO CAPITALIZE ON INCREASES IN DEMAND FOR FOUNDRY SERVICES, (VII) MEETING THE CONDITIONS TO RECEIVE ISRAELI GOVERNMENT GRANTS AND TAX BENEFITS APPROVED FOR FAB 2 AND OBTAINING THE APPROVAL OF THE ISRAELI INVESTMENT CENTER TO EXTEND THE FIVE-YEAR INVESTMENT PERIOD UNDER OUR FAB 2 APPROVED ENTERPRISE PROGRAM AND OF AMENDMENTS TO OUR MODIFIED BUSINESS PLAN, (VIII) ATTRACTING ADDITIONAL CUSTOMERS, (IX) NOT RECEIVING ORDERS FROM OUR WAFER PARTNERS AND TECHNOLOGY PROVIDERS, (X) FAILING TO MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, (XI) COMPETING EFFECTIVELY, (XII) OUR LARGE AMOUNT OF DEBT AND OUR SATISFYING THE COVENANTS SET FORTH IN OUR AMENDED FACILITY AGREEMENT, AND (XIII) ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES. A MORE COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT ANNUAL REPORT ON FORM 20-F AND IN OUR FORM F-3, AS AMENDED, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY.

                                     # # #


PR AGENCY CONTACT        INVESTOR RELATIONS CONTACT     CORPORATE CONTACT
Matt Beevers             Sheldon Lutch                  Michael Axelrod
Pacifico, Inc.           IR & Communications            Tower Semiconductor USA
+1 (408) 293-8600        +1 (212) 268 1816              +1 (408) 330 6871
mbeevers@pacifico.com    sheldon@fusionir.com           pr@towersemi.com

                                                                    EXHIBIT 99.2

                    TOWER SEMICONDUCTOR LTD. ANNOUNCES THIRD
                      QUARTER AND NINE MONTHS 2004 RESULTS


MIGDAL HAEMEK, Israel - October 21, 2004 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM) today announced results for the third quarter and nine months ended September 30, 2004.

Revenues for the third quarter of 2004 totaled $35.1 million, an increase of 118 percent over $16.1 million reported in the third quarter of 2003. This is compared to revenues of $33.7 million in the second quarter of 2004.

The loss in the third quarter of 2004 was $39.4 million, or $0.60 per share, compared to a loss of $37.1 million, or $0.77 per share, in the third quarter of 2003, and compared to a loss of $36.5 million, or $0.55 per share, for the second quarter of 2004. The loss for the third quarter of 2004 includes $29.7 million of depreciation and amortization.

Revenues for the nine months ended September 30, 2004, were $96.0 million, an increase of 131 percent over revenues of $41.5 million for the nine months ended September 30, 2003. The company reported a loss of $114.4 million, or $1.78 per share in the nine months ended September 30, 2004, compared to a loss of $68.3 million, or $1.49 per share, in the nine months ended September 30, 2003. The increase in loss, as compared with the nine months ended September 30, 2003, is primarily attributed to depreciation and amortization, which was $83.2 million on the nine months ended September 30, 2004 vs. $29.6 million in the parallel period of 2003.

"Tower achieved quarter over quarter revenues growth, in spite of the industry-wide challenging market condition," said Carmel Vernia, chairman and chief executive officer of Tower. "Looking to the near future, demand and average sale price are expected to decline, resulting in lower Q4-2004 and Q1-2005 sales. Our long-term outlook remains positive based on new customers that are in various stages of designing and prototyping into the fabs. We expect to see demand increase starting in Q2-2005."

The company expects Q-4 2004 revenues to be in the range of $30 million and $33 million. The company is now targeting for positive EBITDA in the second half of 2005.

"We continue to see progress in our specialized technologies," added Mr. Vernia. "We've added two new 0.18-micron CMOS image sensor committed customers this quarter and are running prototype silicon for a 0.18-micron embedded flash customer. We also increased the amount of mixed signal designs into our fabs, all of which are expected to increase our production levels during 2005."

Further to the dismissal of the class action filed in the United States District Court for the Southern District of New York on behalf of the shareholders of the company against the company and certain of its directors and shareholders, the company was informed in September 2004 that one of the lead plaintiffs filed a notice of appeal of the decision dismissing the complaint. The Company believes that the complaint is without merit and will continue to vigorously contest it.

The company will host a conference call to discuss these results on Thursday, October 21, 2004 at 10:00 a.m. Eastern time / 16:00 Israel time. To participate, call 1-800-500-0177 (U.S. toll-free number) or 1-719-457-2679 (international) and mention ID code: TOWER. Callers in Israel are invited to call locally, at 03-925-5910. The conference call also will be Webcast live at www.companyboardroom.com and at www.towersemi.com. The call will be available on both Web sites for replay for 90 days.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor LTD. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology. When fully equipped, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

SAFE HARBOR

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS AND UNCERTAINTIES ASSOCIATED WITH: (I) THE COMPLETION OF THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF PRODUCTION IN FAB 2, (II) HAVING SUFFICIENT FUNDS TO COMPLETE THE FAB 2 PROJECT, (III) THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC OVERCAPACITY, (IV) OPERATING OUR FACILITIES AT SATISFACTORY UTILIZATION RATES,
(V) THE EFFECT THAT OUR EXPECTED DECREASE IN SALES IN THE COMING QUARTERS WILL HAVE ON OUR ABILITY TO MEET CERTAIN OF THE COVENANTS STIPULATED IN OUR AMENDED FACILITY AGREEMENT, WHICH WE CURRENTLY FORECAST WE MAY NOT MEET IN THE NEXT SEVERAL QUARTERS, (VI) OUR ABILITY TO CAPITALIZE ON INCREASES IN DEMAND FOR FOUNDRY SERVICES, (VII) MEETING THE CONDITIONS TO RECEIVE ISRAELI GOVERNMENT GRANTS AND TAX BENEFITS APPROVED FOR FAB 2 AND OBTAINING THE APPROVAL OF THE ISRAELI INVESTMENT CENTER TO EXTEND THE FIVE-YEAR INVESTMENT PERIOD UNDER OUR FAB 2 APPROVED ENTERPRISE PROGRAM, (VIII) ATTRACTING ADDITIONAL CUSTOMERS, (IX) NOT RECEIVING ORDERS FROM OUR WAFER PARTNERS AND TECHNOLOGY PROVIDERS, (X) FAILING TO MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, (XI) COMPETING EFFECTIVELY, (XII) OUR LARGE AMOUNT OF DEBT, AND (XIII) ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES. A MORE COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT ANNUAL REPORT ON FORM 20-F AND IN OUR FORM F-3, AS AMENDED, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY.

                                      # # #

PR AGENCY CONTACT       INVESTOR RELATIONS CONTACT      CORPORATE CONTACT
Matt Beevers            Sheldon Lutch                   Michael Axelrod
Pacifico, Inc.          IR & Communications             Tower Semiconductor USA
+1 (408) 293-8600       +1 (212) 268 1816               +1 (408) 330 6871
mbeevers@pacifico.com   sheldon@fusionir.com            pr@towersemi.com

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)


                                                                      SEPTEMBER 30,  DECEMBER 31,
                                                                        --------       --------

                                                                          2004           2003
                                                                        --------       --------
A S S E T S

     CURRENT ASSETS
         CASH AND CASH EQUIVALENTS                                      $ 21,877       $ 12,448
         DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS         36,576         44,042
         TRADE ACCOUNTS RECEIVABLE                                        25,961         11,631
         OTHER RECEIVABLES                                                18,385         11,073
         INVENTORIES                                                      30,371         19,382
         OTHER CURRENT ASSETS                                              1,243          1,729
                                                                        --------       --------
            TOTAL CURRENT ASSETS                                         134,413        100,305
                                                                        --------       --------

     LONG-TERM INVESTMENTS
         LONG-TERM INTEREST-BEARING DEPOSITS
            DESIGNATED FOR FAB 2 OPERATIONS                                4,934          4,848
         OTHER LONG-TERM INVESTMENTS                                       6,000          6,000
                                                                        --------       --------
                                                                          10,934         10,848
                                                                        --------       --------

     PROPERTY AND EQUIPMENT, NET                                         613,561        568,412
                                                                        --------       --------

     OTHER ASSETS, NET                                                    97,961        108,770
                                                                        ========       ========

                TOTAL ASSETS                                            $856,869       $788,335
                                                                        ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
         TRADE ACCOUNTS PAYABLE                                         $ 61,202       $ 40,249
         OTHER CURRENT LIABILITIES                                         9,082          9,564
                                                                        --------       --------
                TOTAL CURRENT LIABILITIES                                 70,284         49,813

     LONG-TERM DEBT                                                      497,000        431,000

     CONVERTIBLE DEBENTURES                                               25,643         25,783

     LONG-TERM LIABILITY IN RESPECT
          OF CUSTOMERS' ADVANCES                                          65,069         46,347

     OTHER LONG-TERM LIABILITIES                                           7,792          5,935
                                                                        --------       --------
                TOTAL LIABILITIES                                        665,788        558,878
                                                                        --------       --------

     SHAREHOLDERS' EQUITY
         ORDINARY SHARES                                                  16,260         13,150
         ADDITIONAL PAID-IN CAPITAL                                      517,258        427,881
         PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                 --         16,428
         SHAREHOLDER RECEIVABLES                                             (26)           (26)
         ACCUMULATED DEFICIT                                            (333,339)      (218,904)
                                                                        --------       --------
                                                                         200,153        238,529
         TREASURY STOCK, AT COST                                          (9,072)        (9,072)
                                                                        --------       --------
                TOTAL SHAREHOLDERS' EQUITY                               191,081        229,457
                                                                        ========       ========

                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $856,869       $788,335
                                                                        ========       ========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)



                                                           NINE MONTHS ENDED               THREE MONTHS ENDED
                                                              SEPTEMBER 30,                   SEPTEMBER 30,
                                                       --------------------------       ------------------------

                                                          2004            2003            2004            2003
                                                       ----------       ---------       ---------       --------
SALES                                                  $   95,990       $  41,545       $  35,091       $ 16,074

COST OF SALES                                             162,242          75,816          57,843         38,548
                                                       ----------       ---------       ---------       --------

          GROSS LOSS                                      (66,252)        (34,271)        (22,752)       (22,474)
                                                       ----------       ---------       ---------       --------

OPERATING COSTS AND EXPENSES

       RESEARCH AND DEVELOPMENT                            11,208          12,551           3,952          3,895
       MARKETING, GENERAL AND ADMINISTRATIVE               16,176          17,064           5,155          6,300
                                                       ----------       ---------       ---------       --------

                                                           27,384          29,615           9,107         10,195
                                                       ==========       =========       =========       ========

          OPERATING LOSS                                  (93,636)        (63,886)        (31,859)       (32,669)

FINANCING EXPENSE, NET                                    (20,907)         (4,293)         (7,567)        (4,264)

OTHER INCOME (EXPENSE), NET                                   108             (87)             14           (153)
                                                       ----------       ---------       ---------       --------

                  LOSS FOR THE PERIOD                  $ (114,435)      $ (68,266)      $ (39,412)      $(37,086)
                                                       ==========       =========       =========       ========




BASIC LOSS PER ORDINARY SHARE

       LOSS PER SHARE (*)                              $    (1.78)      $   (1.49)      $   (0.60)      $  (0.77)
                                                       ==========       =========       =========       ========

       WEIGHTED AVERAGE NUMBER OF ORDINARY
          SHARES OUTSTANDING - IN THOUSANDS (**)           64,392          45,788          65,625         48,360
                                                       ==========       =========       =========       ========


(*) Basic and diluted loss per share data in accordance with U.S. GAAP are the same as the Isr. GAAP data for the nine and three months periods ended September 30, 2004 and 2003

(**) Weighted average number of ordinary shares outstanding in accordance with U.S. GAAP would be 64,280 thousands and 65,625 thousands for the nine and three months ended September 30, 2004 [45,788 thousands and 48,360 thousands in the nine and three months ended September 30, 2003, respectively].

                                                                    Exhibit 99.3


                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2004

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2004










                                                           PAGE
                                                           ----
ACCOUNTANTS' REVIEW REPORT                                   1

BALANCE SHEETS                                               2

STATEMENTS OF OPERATIONS                                     3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                4

STATEMENTS OF CASH FLOWS                                     5

NOTES TO FINANCIAL STATEMENTS                               6-15



DELOITTE.
                                                   Brightman Almagor
                                                   1 Azrieli Center
                                                   Tel Aviv 67021
                                                   P.O.B. 16593, Tel Aviv 61164
                                                   Israel

                                                   Tel: +972 (3) 608 5555
                                                   Fax: +972 (3) 609 4022
                                                   info@deloitte.co.il
                                                   www.deloitte.com



The Board of Directors
Tower Semiconductor Ltd.
MIGDAL HA'EMEK

Gentlemen:

               Re:  REVIEW OF UNAUDITED CONDENSED INTERIM
                    CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and its subsidiary, as follows:

-    Balance sheet as of September 30, 2004.

- Statements of operations for the nine months and three months ended September 30, 2004.

- Statements of changes in shareholders' equity for the nine months and three months ended September 30, 2004.

- Statements of cash flows for the nine months and three months ended September 30, 2004.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the interim financial statements for them to be deemed financial statements prepared in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of the latter on the financial position and results of operations as of the date and for the periods presented is summarized in Note 5.

Respectfully submitted,

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
October 21, 2004

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)


                                                                                   AS OF SEPTEMBER 30,    DECEMBER 31,
                                                                                 ----------------------    ---------
                                                                                   2004         2003         2003
                                                                                 ---------    ---------    ---------
                                                                                       (UNAUDITED)
                                                                                 ----------------------
A S S E T S

     CURRENT ASSETS
         CASH AND CASH EQUIVALENTS                                               $  21,877    $   4,218    $  12,448
         SHORT-TERM INTEREST-BEARING DEPOSITS                                           --        2,500           --
         DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS                   36,576        1,659       44,042
         TRADE ACCOUNTS RECEIVABLE (NET OF ALLOWANCE FOR
             DOUBTFUL ACCOUNTS OF $0, $110 AND $0, RESPECTIVELY)                    25,961        9,302       11,631
         OTHER RECEIVABLES                                                          18,385       14,564       11,073
         INVENTORIES                                                                30,371       17,058       19,382
         OTHER CURRENT ASSETS                                                        1,243        1,681        1,729
                                                                                 ---------    ---------    ---------
             TOTAL CURRENT ASSETS                                                  134,413       50,982      100,305
                                                                                 ---------    ---------    ---------

     LONG-TERM INVESTMENTS
          LONG-TERM INTEREST-BEARING DEPOSITS
             DESIGNATED FOR FAB 2 OPERATIONS                                         4,934       11,945        4,848
         OTHER LONG-TERM INVESTMENTS                                                 6,000        6,000        6,000
                                                                                 ---------    ---------    ---------
                                                                                    10,934       17,945       10,848
                                                                                 ---------    ---------    ---------

     PROPERTY AND EQUIPMENT, NET                                                   613,561      576,425      568,412
                                                                                 ---------    ---------    ---------

     OTHER ASSETS, NET                                                              97,961      105,260      108,770
                                                                                 =========    =========    =========


                TOTAL ASSETS                                                     $ 856,869    $ 750,612    $ 788,335
                                                                                 =========    =========    =========



LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
         SHORT-TERM DEBT                                                         $      --    $   4,000    $      --
         TRADE ACCOUNTS PAYABLE                                                     61,202       65,772       40,249
         OTHER CURRENT LIABILITIES                                                   9,082        9,382        9,564
                                                                                 ---------    ---------    ---------
                TOTAL CURRENT LIABILITIES                                           70,284       79,154       49,813

     LONG-TERM DEBT                                                                497,000      347,000      431,000

     CONVERTIBLE DEBENTURES                                                         25,643       25,552       25,783

     LONG-TERM LIABILITY IN RESPECT
          OF CUSTOMERS' ADVANCES                                                    65,069       46,920       46,347

     OTHER LONG-TERM LIABILITIES                                                     7,792        5,869        5,935
                                                                                 ---------    ---------    ---------
                TOTAL LIABILITIES                                                  665,788      504,495      558,878
                                                                                 ---------    ---------    ---------

     SHAREHOLDERS' EQUITY
         ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
             150,000,000, 100,000,000 AND 150,000,000 SHARES, RESPECTIVELY;
             ISSUED 66,934,971, 50,079,146 AND 52,996,097 SHARES, RESPECTIVELY      16,260       12,479       13,150
         ADDITIONAL PAID-IN CAPITAL                                                517,258      415,645      427,881
         PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                           --           --       16,428
         SHAREHOLDER RECEIVABLES                                                       (26)         (26)         (26)
         ACCUMULATED DEFICIT                                                      (333,339)    (172,909)    (218,904)
                                                                                 ---------    ---------    ---------
                                                                                   200,153      255,189      238,529
         TREASURY STOCK, AT COST - 1,300,000 SHARES                                 (9,072)      (9,072)      (9,072)
                                                                                 ---------    ---------    ---------
                TOTAL SHAREHOLDERS' EQUITY                                         191,081      246,117      229,457
                                                                                 =========    =========    =========


                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $ 856,869    $ 750,612    $ 788,335
                                                                                 =========    =========    =========


SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

             TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
         CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
  (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)



                                                NINE MONTHS ENDED        THREE MONTHS ENDED     YEAR ENDED
                                                  SEPTEMBER 30,             SEPTEMBER 30,      DECEMBER 31,
                                             ----------------------    ----------------------    ---------

                                               2004         2003         2004         2003         2003
                                             ---------    ---------    ---------    ---------    ---------
                                                   (unaudited)               (unaudited)
                                             ----------------------    ----------------------

SALES                                        $  95,990    $  41,545    $  35,091    $  16,074    $  61,368

COST OF SALES                                  162,242       75,816       57,843       38,548      122,395
                                             ---------    ---------    ---------    ---------    ---------

        GROSS LOSS                             (66,252)     (34,271)     (22,752)     (22,474)     (61,027)
                                             ---------    ---------    ---------    ---------    ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                   11,208       12,551        3,952        3,895       20,709
     MARKETING, GENERAL AND ADMINISTRATIVE      16,176       17,064        5,155        6,300       22,615
                                             ---------    ---------    ---------    ---------    ---------

                                                27,384       29,615        9,107       10,195       43,324
                                             =========    =========    =========    =========    =========

        OPERATING LOSS                         (93,636)     (63,886)     (31,859)     (32,669)    (104,351)

FINANCING EXPENSE, NET                         (20,907)      (4,293)      (7,567)      (4,264)      (9,826)

OTHER INCOME (EXPENSE), NET                        108          (87)          14         (153)         (84)
                                             ---------    ---------    ---------    ---------    ---------

                LOSS FOR THE PERIOD          $(114,435)   $ (68,266)   $ (39,412)   $ (37,086)   $(114,261)
                                             =========    =========    =========    =========    =========




BASIC LOSS PER ORDINARY SHARE

     Loss per share                          $   (1.78)   $   (1.49)   $   (0.60)   $   (0.77)   $   (2.40)
                                             =========    =========    =========    =========    =========

     LOSS USED TO COMPUTE
         BASIC LOSS PER SHARE                $(114,435)   $ (68,266)   $ (39,412)   $ (37,086)   $(114,114)
                                             =========    =========    =========    =========    =========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS       64,392       45,788       65,625       48,360       47,608
                                             =========    =========    =========    =========    =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                            TOWER SEMICONDUCTOR LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)




                                                                                                   PROCEEDS
                                                           ORDINARY SHARES          ADDITIONAL        ON
                                                      -------------------------      PAID-IN       ACCOUNT OF
                                                        SHARES         AMOUNT        CAPITAL      SHARE CAPITAL
                                                      ----------     ----------     ----------     ---------
         BALANCE - JANUARY 1, 2004                    52,996,097     $   13,150     $  427,881     $  16,428

CHANGES DURING NINE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                     2,399,124            539         16,196       (16,428)
ISSUANCE OF SHARES, NET OF RELATED COSTS -
     PUBLIC OFFERING                                  11,444,500          2,550         72,536
EXERCISE OF SHARE OPTIONS                                 95,250             21            645
LOSS FOR THE PERIOD
                                                      ----------     ----------     ----------     ---------
         BALANCE - SEPTEMBER 30, 2004 (UNAUDITED)     66,934,971     $   16,260     $  517,258     $      --
                                                      ==========     ==========     ==========     =========




         BALANCE - JANUARY 1, 2003                    44,735,532     $   11,294     $  400,808     $      --

CHANGES DURING NINE-MONTH PERIOD (UNAUDITED):

STOCK-BASED COMPENSATION RELATED TO
     THE FAB 2 CONSTRUCTOR                                                                 145
ISSUANCE OF SHARES, NET OF RELATED COSTS               5,343,614          1,185         14,692
AMORTIZATION OF UNEARNED COMPENSATION
LOSS FOR THE PERIOD
                                                      ----------     ----------     ----------     ---------
         BALANCE - SEPTEMBER 30, 2003 (UNAUDITED)     50,079,146     $   12,479     $  415,645     $      --
                                                      ==========     ==========     ==========     =========




         BALANCE - JULY 1, 2004                       66,894,593     $   16,251     $  517,041     $      --

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                        40,378              9            217
LOSS FOR THE PERIOD
                                                      ----------     ----------     ----------     ---------
         BALANCE - SEPTEMBER 30, 2004 (UNAUDITED)     66,934,971     $   16,260     $  517,258     $      --
                                                      ==========     ==========     ==========     =========




         BALANCE - JULY 1, 2003                       49,241,064     $   12,291     $  413,334     $      --

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES, NET OF RELATED COSTS                 838,082            188          2,311
LOSS FOR THE PERIOD
                                                      ----------     ----------     ----------     ---------
         BALANCE - SEPTEMBER 30, 2003 (UNAUDITED)     50,079,146     $   12,479     $  415,645     $      --
                                                      ==========     ==========     ==========     =========




         BALANCE - JANUARY 1, 2003                    44,735,532     $   11,294     $  400,808     $      --

CHANGES DURING 2003:

STOCK-BASED COMPENSATION RELATED TO
     THE FAB 2 CONSTRUCTOR                                                                 145
STOCK-BASED COMPENSATION RELATED TO THE
     FACILITY AGREEMENT WITH THE BANKS                                                   4,205
ISSUANCE OF SHARES, NET OF RELATED COSTS               8,260,565          1,856         22,723
PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                                  16,428
AMORTIZATION OF UNEARNED COMPENSATION
LOSS FOR THE YEAR
                                                      ----------     ----------     ----------     ---------
         BALANCE - DECEMBER 31, 2003                  52,996,097     $   13,150     $  427,881     $  16,428
                                                      ==========     ==========     ==========     =========



                                                    SHAREHOLDER
                                                    RECEIVABLES
                                                        AND
                                                     UNEARNED     ACCUMULATED       TREASURY
                                                   COMPENSATION     DEFICIT          STOCK          TOTAL
                                                      ------      -----------      ---------      ----------



         BALANCE - JANUARY 1, 2004                    $  (26)     $  (218,904)     $  (9,072)     $  229,457

CHANGES DURING NINE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                                                                       307
ISSUANCE OF SHARES, NET OF RELATED COSTS -
     PUBLIC OFFERING                                                                                  75,086
EXERCISE OF SHARE OPTIONS                                                                                666
LOSS FOR THE PERIOD                                                  (114,435)                      (114,435)
                                                      ------      -----------      ---------      ----------
         BALANCE - SEPTEMBER 30, 2004 (UNAUDITED)     $  (26)     $  (333,339)     $  (9,072)     $  191,081
                                                      ======      ===========      =========      ==========




         BALANCE - JANUARY 1, 2003                    $  (53)     $  (104,643)     $  (9,072)     $  298,334

CHANGES DURING NINE-MONTH PERIOD (UNAUDITED):

STOCK-BASED COMPENSATION RELATED TO
     THE FAB 2 CONSTRUCTOR                                                                               145
ISSUANCE OF SHARES, NET OF RELATED COSTS                                                              15,877
AMORTIZATION OF UNEARNED COMPENSATION                     27                                              27
LOSS FOR THE PERIOD                                                   (68,266)                       (68,266)
                                                      ------      -----------      ---------      ----------
         BALANCE - SEPTEMBER 30, 2003 (UNAUDITED)     $  (26)     $  (172,909)     $  (9,072)     $  246,117
                                                      ======      ===========      =========      ==========




         BALANCE - JULY 1, 2004                       $  (26)     $  (293,927)     $  (9,072)     $  230,267

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                                                                       226
LOSS FOR THE PERIOD                                                   (39,412)                       (39,412)
                                                      ------      -----------      ---------      ----------
         BALANCE - SEPTEMBER 30, 2004 (UNAUDITED)     $  (26)     $  (333,339)     $  (9,072)     $  191,081
                                                      ======      ===========      =========      ==========




         BALANCE - JULY 1, 2003                       $  (26)     $  (135,823)     $  (9,072)     $  280,704

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES, NET OF RELATED COSTS                                                               2,499
LOSS FOR THE PERIOD                                                   (37,086)                       (37,086)
                                                      ------      -----------      ---------      ----------
         BALANCE - SEPTEMBER 30, 2003 (UNAUDITED)     $  (26)     $  (172,909)     $  (9,072)     $  246,117
                                                      ======      ===========      =========      ==========




         BALANCE - JANUARY 1, 2003                    $  (53)     $  (104,643)     $  (9,072)     $  298,334

CHANGES DURING 2003:

STOCK-BASED COMPENSATION RELATED TO
     THE FAB 2 CONSTRUCTOR                                                                               145
STOCK-BASED COMPENSATION RELATED TO THE
     FACILITY AGREEMENT WITH THE BANKS                                                                 4,205
ISSUANCE OF SHARES, NET OF RELATED COSTS                                                              24,579
PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                                  16,428
AMORTIZATION OF UNEARNED COMPENSATION                     27                                              27
LOSS FOR THE YEAR                                                    (114,261)                      (114,261)
                                                      ------      -----------      ---------      ----------
         BALANCE - DECEMBER 31, 2003                  $  (26)     $  (218,904)     $  (9,072)     $  229,457
                                                      ======      ===========      =========      ==========





SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)


                                                                          NINE MONTHS ENDED       THREE MONTHS ENDED     YEAR ENDED
                                                                            SEPTEMBER 30,            SEPTEMBER 30,      DECEMBER 31,
                                                                       ----------------------    ----------------------   ---------
                                                                         2004         2003         2004         2003        2003
                                                                       ---------    ---------    ---------    ---------   ---------
                                                                             (UNAUDITED)               (UNAUDITED)
                                                                       ----------------------    ----------------------
CASH FLOWS - OPERATING ACTIVITIES

     LOSS FOR THE PERIOD                                               $(114,435)   $ (68,266)   $ (39,412)   $ (37,086)  $(114,261)
     ADJUSTMENTS TO RECONCILE LOSS FOR THE PERIOD
        TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
           INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
              DEPRECIATION AND AMORTIZATION                               86,188       30,386       30,782       21,508      54,611
              EFFECT OF INDEXATION AND TRANSLATION ON
                 CONVERTIBLE DEBENTURES                                     (280)      (1,055)          86       (1,055)       (878)
              OTHER EXPENSE (INCOME), NET                                   (108)          87          (14)         153          84
           CHANGES IN ASSETS AND LIABILITIES:
              INCREASE IN TRADE ACCOUNTS RECEIVABLE                      (14,330)      (1,846)      (6,848)      (3,861)     (4,175)
              DECREASE (INCREASE) IN OTHER RECEIVABLES
                 AND OTHER CURRENT ASSETS                                 (1,382)         782        1,786        1,431       1,264
              INCREASE IN INVENTORIES                                    (10,989)      (3,897)      (4,659)      (3,783)     (6,221)
              INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                3,332        4,765         (147)         901         801
              INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES              (802)       1,285          (76)          60       1,467
              INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES           1,766          463         (508)        (142)        529
                                                                       ---------    ---------    ---------    ---------   ---------
                                                                         (51,040)     (37,296)     (19,010)     (21,874)    (66,779)
              INCREASE (DECREASE) IN LONG-TERM LIABILITY
                 IN RESPECT OF CUSTOMERS' ADVANCES, NET                   19,438         (326)      19,942         (326)       (899)
                                                                       ---------    ---------    ---------    ---------   ---------
                 NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES     (31,602)     (37,622)         932      (22,200)    (67,678)
                                                                       ---------    ---------    ---------    ---------   ---------

CASH FLOWS - INVESTING ACTIVITIES

     DECREASE IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
         INTEREST-BEARING DEPOSITS, NET                                    7,380       49,627        5,687          854      14,341
     INVESTMENTS IN PROPERTY AND EQUIPMENT                              (131,622)    (143,975)     (51,335)     (40,311)   (179,310)
     INVESTMENT GRANTS RECEIVED                                           23,945       27,839       11,443       10,483      33,811
     PROCEEDS FROM SALE OF EQUIPMENT                                         139          184           35          120         222
     INVESTMENTS IN OTHER ASSETS                                            (702)     (17,502)          --       (1,005)    (22,098)
     DECREASE IN DEPOSITS, NET                                                --        8,000           --        2,500      10,500
                                                                       ---------    ---------    ---------    ---------   ---------
                 NET CASH USED IN INVESTING ACTIVITIES                  (100,860)     (75,827)     (34,170)     (27,359)   (142,534)
                                                                       ---------    ---------    ---------    ---------   ---------

CASH FLOWS - FINANCING ACTIVITIES

     PROCEEDS FROM ISSUANCE OF SHARES, NET                                75,225       15,810           --        2,500      24,375
     PROCEEDS FROM LONG-TERM DEBT                                         66,000       97,000       36,000       40,000          --
     PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                     --           --           --           --      16,428
     REPAYMENT OF LONG-TERM DEBT                                              --       (3,000)          --       (1,000)    (13,000)
     PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                 666           --           --           --          --
     PROCEEDS FROM LONG-TERM DEBT, NET
        IN CONNECTION WITH RE-BORROWING                                       --           --           --           --     187,000
                                                                       ---------    ---------    ---------    ---------   ---------
                 NET CASH PROVIDED BY FINANCING ACTIVITIES               141,891      109,810       36,000       41,500     214,803
                                                                       =========    =========    =========    =========   =========

           INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                9,429       (3,639)       2,762       (8,059)      4,591
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                           12,448        7,857       19,115       12,277       7,857
                                                                       ---------    ---------    ---------    ---------   ---------

           CASH AND CASH EQUIVALENTS - END OF PERIOD                   $  21,877    $   4,218    $  21,877    $   4,218   $  12,448
                                                                       =========    =========    =========    =========   =========

NON-CASH ACTIVITIES

     INVESTMENTS IN PROPERTY AND EQUIPMENT                             $  40,229    $  30,612    $  33,054    $  17,990   $  17,160
                                                                       =========    =========    =========    =========   =========
     STOCK-BASED COMPENSATION RELATED TO
        THE FACILITY AGREEMENT WITH THE BANKS                          $      --    $      --    $      --    $      --   $   4,205
                                                                       =========    =========    =========    =========   =========
     INVESTMENTS IN OTHER ASSETS                                       $      --    $   6,357    $      --    $      --   $   3,153
                                                                       =========    =========    =========    =========   =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     CASH PAID DURING THE PERIOD FOR INTEREST                          $  18,387    $  11,556    $   6,410    $   3,677   $  15,674
                                                                       =========    =========    =========    =========   =========
     CASH PAID DURING THE PERIOD FOR INCOME TAXES                      $     108    $     198    $      11    $      96   $     239
                                                                       =========    =========    =========    =========   =========


SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
          (dollars in thousands, except share data and per share data)


NOTE 1 - BASIS OF PRESENTATION

     A. The unaudited condensed interim consolidated financial statements as of September 30, 2004 and for the nine months and three months then ended ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and subsidiary should be read in conjunction with the audited consolidated financial statements of the Company and subsidiary as of December 31, 2003 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

     B. The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, which, as applicable to these interim financial statements, differ in certain respects from GAAP in the United States of America ("U.S. GAAP"), as indicated in Note 5.

          The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements.

     C.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designated to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the interim financial statements, have provided an aggregate of $1,226,100 of financing for Fab 2.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, risks and uncertainties, see Note 13A to the 2003 audited consolidated financial statements. For further details concerning expected non-compliance with certain of the financial ratios and covenants under the Facility Agreement and the Company's plans for settling this non-compliance and its estimation that achieving satisfactory arrangement with the Banks is probable, see Note 3D below.

          During the third quarter of 2003, in which Fab 2's construction was substantially completed, the Company began commercial production and shipment of wafers to its customers utilizing the 0.18 micron process technology. With the commencement of Fab 2 operations, the Company began to depreciate and amortize Fab 2 assets, as well as to expense most of the ongoing direct costs related to the construction and equipping of Fab 2 and the transfer of the Fab 2 technology that had been previously capitalized.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
          (dollars in thousands, except share data and per share data)


NOTE 2 - MAJOR CUSTOMERS

     Sales to major customers as a percentage of total sales were as follows:


                                    Nine months ended
                                      September 30,
                                      -------------
                                 2004               2003
                                 ----               ----
                                       (unaudited)
Customer A                        20%               11%
Customer B                        20                --
Customer C                        10                26
Customer D                         6                15
Customer E                         3                12
Other customers (*)               18                 4



     (*) Represents sales to three different customers each of whom accounted for between 5% and 8% of sales during the nine months ended September 30, 2004, and to two different customers each of whom accounted for 2% of sales during the nine months ended September 30, 2003.

NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2

     A.   ORDINARY SHARES ISSUED TO THE PRIMARY WAFER PARTNERS AND EQUITY
          INVESTORS

          In January 2004, the primary Wafer Partners and Equity Investors were issued an aggregate of 2,346,786 additional Ordinary Shares of the Company in consideration for their final $16,428 committed investment made in December 2003. The shares were issued at a per share price of $7.00, a price equal to the offering price at the public offering described in Note 4A.

     B.   APPROVED ENTERPRISE STATUS

          Under the terms of the Fab 2 approved enterprise program, investments in respect of Fab 2 are to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned commencement of construction of Fab 2 and prevailing market conditions, the Company does not currently expect to complete Fab 2 investments by the end of 2005. Following the Company's notification to the Investment Center of its revised investment schedule contemplated in an updated plan for the construction and equipping of Fab 2, including, among other matters, its reduced rate of annual investments and lower than projected expectations for Fab 2 sales, the Company received from the Investment Center, in July 2004, an approval to said revised investment schedule.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
          (dollars in thousands, except share data and per share data)


NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

     B.   APPROVED ENTERPRISE STATUS (cont.)

          While Israeli law currently limits the ability of the Investment Center to extend the investment period beyond five years, the Company's management estimates, based on discussions held with the Investment Center, that it is probable that satisfactory arrangements will be made to enable the extension of the investment period.

          Under the terms of the approved enterprise program, the Company is eligible to receive grants of 20% of up to $1,250,000 invested in Fab 2 plant and equipment, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of $141,956 has been already received from the Investment Center.

     C.   HEDGING ACTIVITIES

          During the reported period, the Company entered into hedging transactions, primarily agreements to hedge interest rate exposure on long-term bank loans under the Facility Agreement, in the aggregate amount as of September 30, 2004 of $80,000. As of the balance sheet date, out of the total $497,000 long-term bank loans under that agreement, $292,000 is under hedging transactions.

     D.   FACILITY AGREEMENT - FINANCIAL RATIOS AND COVENANTS

          According to the Facility Agreement with the Banks, the Company is obligated to comply with certain financial ratios and covenants. As of the balance sheet date, the Company was in full compliance with all these financial ratios and covenants. Due to the recent and current slow-down in the semiconductor markets, management currently estimates that the Company may not comply with certain of the financial ratios and covenants. The Company is currently in the process of preparing an updated working-plan for 2005 for Fab 2, which will be based on prevailing and the Company's forecast of market conditions. Accordingly, if required, management intends to request its Banks to agree to amend the financial ratios and covenants in order to align them with the updated Fab 2 working-plan for 2005. Management estimates that it is probable that satisfactory arrangements with the Banks will be achieved. According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. Achieving arrangements with the Banks is material for the continuation of equipping, operating and construction of Fab 2.

          The Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company's obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the balance sheet date amounted to $497,000), and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their lien against all the Company's assets.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
          (dollars in thousands, except share data and per share data)


NOTE 4 - OTHER RECENT DEVELOPMENTS

     A.   PUBLIC OFFERING COMPLETED IN THE FIRST QUARTER OF 2004

          During the first quarter of 2004, the Company completed a public offering of its Ordinary Shares at a price of $7.00 per share. Following the offering, and including the partial exercise of an over-allotment option the Company granted the underwriters, the Company issued 11,444,500 of its Ordinary Shares, in consideration for gross proceeds of $80,112 (net of related costs - $75,086).

     B.   SILICONIX

          In May 2004, the Company and chip maker Siliconix incorporated, an 80% owned subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. Pursuant to the agreement, Siliconix will place with the Company orders valued at approximately $200,000 for the purchase of wafers to be manufactured in the Company's Fab 1 over a seven to ten year period. Approximately $53,000 of that amount will be delivered over an initial three year period starting after the completion of the transfer of Siliconix's technology to Fab 1. According to the agreement, in August 2004 Siliconix advanced the Company $20,000 to be used primarily for the purchase of additional equipment required to satisfy Siliconix's orders. The advanced amount will be credited towards the purchase price of wafers. The unused remaining balance of the $20,000 ($18,352 as of September 30, 2004) is included in designated cash and short-term interest-bearing deposits in the consolidated balance sheet.

     C.   CLASS ACTION

          In August 2004, the United States District Court dismissed the class action filed by certain of the Company's shareholders in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors (the "Defendants"). The plaintiffs had asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. In September 2004, one of the lead plaintiffs filed a notice of appeal of the decision dismissing the complaint. As of the approval date of the interim financial statements such an appeal was not submitted. The Company believes that the complaint is without merit and is vigorously contesting it.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
          (dollars in thousands, except share data and per share data)


NOTE 4 - OTHER RECENT DEVELOPMENTS (cont.)

     D.   SHARE OPTION PLANS

          (1) EMPLOYEE SHARE OPTION PLANS - The net increase to the total outstanding options under the Company's various employee share option plans during the nine-month period ended September 30, 2004, amounted to 1,322,296 options.

          (2) SHARE OPTION PLANS FOR DIRECTORS - As of the approval date of the interim financial statements, the Audit Committee and the Board of Directors of the Company approved a new share option plan pursuant to which the Company's directors may be granted options to purchase up to 2,600,000 Ordinary Shares of the Company. The plan calls for initial grants of 40,000 options to each new director appointed to the Board of Directors following September 2004, and additional grants of 20,000 options per annum to each member of the Board of Directors, shall be made. According to the plan the exercise price will be equal to the market price of the Company's shares on each grant date. Options granted under the plan will vest twelve months after the date of grant and will be exercisable for a period that ends at the earlier of ten years from the date of grant or three years after termination of service.

               As of the approval date of the interim financial statements, the Board of Directors of the Company approved an extension of the exercise period of the outstanding options held by directors of the Company under the existing directors' share option plan (280,000 options), in the case of a director's termination of service from the Board of Directors. The exercise period was extended from ninety days following the date of termination to three years following the date of termination.

               The new directors' share option plan and the extension of the existing plan are subject to the approval of the Company's shareholders.

     E.   AUTHORIZED ORDINARY SHARES

          In September 2004, the Board of Directors of the Company approved an increase in the Company's authorized ordinary shares from 150,000,000 shares to 250,000,000 shares. The increase is subject to the approval of the Company's shareholders.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See G below for the presentation of the Company's unaudited balance sheet as of September 30, 2004 in accordance with U.S. GAAP.

     A. PRESENTATION OF DESIGNATED CASH AND SHORT-TERM AND LONG-TERM INTEREST-BEARING DEPOSITS

          In accordance with U.S. GAAP, the Company's designated cash, short-term and long-term interest-bearing deposits should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of September 30, 2004, $36,576 and $4,934 were reclassified, respectively, from current assets and long-term investments to a long-term asset (as of December 31, 2003 - $44,042 and $4,848, respectively).

     B.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required. Accordingly, as of September 30, 2004 an amount of $16,553 was reclassified from other long-term liabilities to long-term investments (as of December 31, 2003 - $14,607).

     C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of September 30, 2004 would have resulted in: an increase in other long-term liabilities in the amount of $6,282; a decrease in other comprehensive loss for the nine months ended September 30, 2004 in the net amount of $4,634; an accumulated other comprehensive loss component of equity balance as of September 30, 2004 in the amount of $11,263; and in a decrease of $4,951 in property and equipment, net as of September 30, 2004.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     D.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

          Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through September 30, 2004 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows:




                                             Nine months ended               Three months ended
                                       --------------------------        --------------------------
                                              September 30,                    September 30,
                                       --------------------------        --------------------------
                                         2004             2003             2004             2003
                                       ---------        ---------        ---------        ---------
                                              (unaudited)                        (unaudited)
PRO FORMA LOSS
Loss for the period, as reported
    according to U.S. GAAP
    (see H below)                      $(114,435)       $ (68,266)       $ (39,412)       $ (37,086)
Less - stock-based compensation
    determined under APB 25                   --               27               --               --
Add - stock-based compensation
    determined under SFAS 123             (3,584)          (7,276)          (1,261)          (1,587)
                                       ---------        ---------        ---------        ---------
Pro forma loss                         $(118,019)       $ (75,515)       $ (40,673)       $ (38,673)
                                       =========        =========        =========        =========

BASIC LOSS PER SHARE
As reported according to U.S.
    GAAP (see I below)                 $   (1.78)       $   (1.49)       $   (0.60)       $   (0.77)
                                       =========        =========        =========        =========
Pro forma                              $   (1.84)       $   (1.65)       $   (0.62)       $   (0.80)
                                       =========        =========        =========        =========



                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     E.   SALE OF SECURITIES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of September 30, 2004 and December 31, 2003 in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such dates in the amount of $2,559. The effect of amortization of the discount on the convertible debentures under U.S.GAAP for the nine-month and three-month periods ended September 30, 2004 would have been immaterial.

     F. PRESENTATION OF PROCEEDS ON ACCOUNT OF SHARES IN ACCORDANCE WITH U.S. GAAP (SFAS 150)

          According to SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity", a financial instrument that embodies an unconditional obligation (as defined in that guidance), that the issuer must or may settle by issuing a variable number of its equity shares, shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on, among other matters, a fixed monetary amount known at inception. Accordingly, the $16,428 described in Note 3A, and which according to Israeli GAAP was presented as of December 31, 2003 as "Proceeds on account of share capital", were reclassified as of December 31, 2003 under SFAS 150 as "Liability in respect of variable number of shares to be issued". Such presentation for U.S. GAAP purposes was required since as of December 31, 2003, the amount of shares the Company was to issue in consideration of the aggregate of $16,428 was not determined as of such date, and was actually based on mechanisms that embody a variable number of shares. Following the issuance of shares, as described in Note 3A, the $16,428 amount is presented for U.S. GAAP purposes as well as paid in equity.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     G.   BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP







                                                                     AS OF SEPTEMBER 30, 2004          AS OF DECEMBER 31, 2003
                                                                 -------------------------------  --------------------------------
                                                         U.S.     AS PER                AS PER     AS PER                AS PER
                                                         GAAP    ISRAELI     ADJUST-     U.S.     ISRAELI     ADJUST-     U.S.
                                                        REMARK     GAAP       MENTS      GAAP       GAAP       MENTS      GAAP
                                                       --------- ---------  ---------  ---------  ---------  ---------  ---------
                                                                           (UNAUDITED)
                                                                 -------------------------------
A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                 $  21,877  $          $  21,877  $  12,448  $          $  12,448
       DESIGNATED CASH AND SHORT-TERM
       INTEREST-BEARING DEPOSITS                           A        36,576    (36,576)        --     44,042    (44,042)        --
       TRADE ACCOUNTS RECEIVABLE                                    25,961                25,961     11,631                11,631
       OTHER RECEIVABLES                                            18,385                18,385     11,073                11,073
       INVENTORIES                                                  30,371                30,371     19,382                19,382
       OTHER CURRENT ASSETS                                          1,243                 1,243      1,729                 1,729
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
            TOTAL CURRENT ASSETS                                   134,413    (36,576)    97,837    100,305    (44,042)    56,263
                                                                 ---------  ---------  ---------  ---------  ---------  ---------

    LONG-TERM INVESTMENTS
        LONG-TERM INTEREST-BEARING DEPOSITS
          DESIGNATED FOR FAB 2 OPERATIONS                  A         4,934     (4,934)        --      4,848     (4,848)        --
       OTHER LONG-TERM INVESTMENTS                         B         6,000     16,553     22,553      6,000     14,607     20,607
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                    10,934     11,619     22,553     10,848      9,759     20,607
                                                                 ---------  ---------  ---------  ---------  ---------  ---------

    PROPERTY AND EQUIPMENT, NET                            C       613,561     (4,951)   608,610    568,412     (5,947)   562,465
                                                                 ---------  ---------  ---------  ---------  ---------  ---------


    DESIGNATED CASH AND SHORT-TERM AND
       LONG-TERM INTEREST-BEARING DEPOSITS                 A            --     41,510     41,510         --     48,890     48,890
                                                                 ---------  ---------  ---------  ---------  ---------  ---------

    OTHER ASSETS, NET                                      E        97,961       (196)    97,765    108,770       (196)   108,574
                                                                 =========  =========  =========  =========  =========  =========

            TOTAL ASSETS                                         $ 856,869  $  11,406  $ 868,275  $ 788,335  $   8,464  $ 796,799
                                                                 =========  =========  =========  =========  =========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       TRADE ACCOUNTS PAYABLE                                    $  61,202  $          $  61,202  $  40,249  $          $  40,249
       OTHER CURRENT LIABILITIES                                     9,082                 9,082      9,564                 9,564
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
            TOTAL CURRENT LIABILITIES                               70,284         --     70,284     49,813         --     49,813

    LONG-TERM DEBT                                                 497,000               497,000    431,000               431,000

    CONVERTIBLE DEBENTURES                                 E        25,643     (2,559)    23,084     25,783     (2,559)    23,224

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                      65,069                65,069     46,347                46,347

    LIABILITY IN RESPECT OF A VARIABLE
       NUMBER OF SHARES TO BE ISSUED                       F            --                    --         --     16,428     16,428

    OTHER LONG-TERM LIABILITIES                           B, C       7,792     22,835     30,627      5,935     24,527     30,462
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
            TOTAL LIABILITIES                                      665,788     20,276    686,064    558,878     38,396    597,274
                                                                 ---------  ---------  ---------  ---------  ---------  ---------

    SHAREHOLDERS' EQUITY
       ORDINARY SHARES, NIS 1.00 PAR VALUE -
          AUTHORIZED 150,000,000 SHARES;
          ISSUED 66,934,971 AND 52,996,097
          SHARES, RESPECTIVELY                                      16,260                16,260     13,150                13,150
       ADDITIONAL PAID-IN CAPITAL                          E       517,258      2,363    519,621    427,881      2,363    430,244
       PROCEEDS ON ACCOUNT OF SHARE CAPITAL                F            --                    --     16,428    (16,428)        --
       SHAREHOLDER RECEIVABLES                                         (26)                  (26)       (26)                  (26)
       ACCUMULATED OTHER COMPREHENSIVE LOSS                C            --    (11,263)   (11,263)        --    (15,897)   (15,897)
       ACCUMULATED DEFICIT                                        (333,339)        30   (333,309)  (218,904)        30   (218,874)
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                   200,153     (8,870)   191,283    238,529    (29,932)   208,597
       TREASURY STOCK, AT COST - 1,300,000 SHARES                   (9,072)               (9,072)    (9,072)               (9,072)
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
            TOTAL SHAREHOLDERS' EQUITY                             191,081     (8,870)   182,211    229,457    (29,932)   199,525
                                                                 =========  =========  =========  =========  =========  =========

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 856,869  $  11,406  $ 868,275  $ 788,335  $   8,464  $ 796,799
                                                                 =========  =========  =========  =========  =========  =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     H.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with SFAS 133 and SFAS 138 (C above) and APB 14 (E above) would not have materially affected the results of operations for the nine-month and three-month periods ended September 30, 2004 and 2003.

     I.   LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138, and APB 14 as described in H above), the basic and diluted loss per share for the nine-month and three-month periods ended September 30, 2004 would be $1.78 and $0.60, respectively (during the corresponding periods - $1.49 and $0.77, respectively).